

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Xu Jianping
Chairman, President and Chief Executive Officer
China Dongfang Healthcare Group Inc.
No. 8, Shian South Road, Shijing Street
Baiyun District, Guangzhou City, People's Republic of China

Re: China Dongfang Healthcare Group Inc.
Registration Statement on Form 10-12G, as amended
Filed August 2, 2010
File No. 000-54063

Dear Mr. Xu:

We have completed our review of your above-referenced filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey M. Taylor
Jeffrey A. Rinde
Blank Rome LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103